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                             November 28, 2022

       Ross M. Leff
       Partner
       Kirkland & Ellis LLP
       601 Lexington Avenue
       New York, New York 10022

                                                        Re: Genius Sports Ltd
                                                            Schedule TO-I filed
November 18, 2022
                                                            SEC File No.
5-93523
                                                            Form F-4 filed
November 18, 2022
                                                            SEC File No.
333-268457

       Dear Ross M. Leff:

               The staff in the Office of Mergers and Acquisitions has conducted a limited review of your filings, focused on the matters identified in our comments below. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       All capitalized terms used here have the same meaning as in the prospectus.

       Schedule TO-I filed November 18, 2022

       General

   1. Pursuant to the terms of the Warrant Holder Notice issued on November 18, 2022, you notified existing
warrant holders that you will reduce the exercise price of the warrants from $11.50 to a price
that is 74% of the closing price of the ordinary shares on the NYSE on the last trading day
before such warrant holder delivers an exercise notice, so long as such Reduced Exercise
Price would be less than $11.50 per share. It appears that warrant holders who "tender"
into this offer thus could receive different consideration, depending on the date on which
they provide an exercise notice. Please supplementally explain how this feature of the
offer is consistent with the best price provisions of Exchange Act Rule
                                                        13e-4(f)(8)(ii).
 Ross M. Leff
Kirkland & Ellis LLP
November 28, 2022
Page 2
2. We note that contemporaneously with this tender offer, you are conducting a consent solicitation to change the terms of the Warrant Agreement such that the existing warrants will expire on January 18, 2023 if not exercised by that date. We further note that at the same time and pursuant to the Warrant Holder Notice, you are offering to reduce the exercise price of the existing warrants and to add a feature permitting (but not requiring)
         cashless exercise. Please explain supplementally why the tender offer is not subject to
         Rule 13e-3, since the warrants will cease to be listed on the NYSE after the offer and will expire worthless if not exercised before January 18, 2023.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameRoss M. Leff                                 Sincerely,
Comapany NameKirkland & Ellis LLP
                                                               Division of
Corporation Finance
November 28, 2022 Page 2                                       Office of
Mergers & Acquisitions
FirstName LastName